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                                                    Filed by Lucent Technologies
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

The following communication contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining approval by Spring Tide Networks stockholders, obtaining regulatory approvals and clearances, price and product competition, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate acquired companies, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the SEC including the discussion in Lucent's Form 10-K for the year ended September 30, 1999 in Item 1 in the section entitled "X. OUTLOOK - A. Forward Looking Statements".

Investors and security holders are advised to read the registration statement and proxy statement/prospectus filed by Lucent with the SEC regarding the transaction referenced in the foregoing information when it becomes available because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the other documents filed by Lucent at the SEC's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained from Lucent by directing such request to Lucent Technologies, Attn: Secretary's Department, 600 Mountain Ave, Murray Hill NJ., 07974.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY LUCENT ON JULY 25, 2000

John Callahan                        Bill Price                         Dawn McKenna
Lucent Technologies                  Lucent Technologies                Spring Tide Networks, Inc.
908-559-5847 (office)                908-582-4820 (office)              978-298-2130 (office)
703-758-1449 (home)                  973-515-5038(home)                 617-680-0397 (mobile)
johncallahan@lucent.com              williamprice@lucent.com            dmckenna@springtidenet.com

LUCENT TECHNOLOGIES TO ACQUIRE SPRING TIDE NETWORKS, A LEADING PROVIDER OF ADVANCED IP SERVICES NETWORK EQUIPMENT FOR SERVICE PROVIDERS


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FOR IMMEDIATE RELEASE: TUESDAY, JULY 25, 2000

                  MURRAY HILL, N.J. - Lucent Technologies (NYSE: LU) today said it will acquire Spring Tide Networks, a leader in network switching equipment that allows service providers to offer customers a broad portfolio of Internet Protocol (IP) services such as virtual private networks (VPNs) and other applications. Spring Tide's equipment delivers up to four times the scalability and performance of competing products on a proven platform for IP services, while supporting any kind of network connection - including wireless, broadband DSL and cable, and traditional wireline access.

                  Lucent will acquire Spring Tide Networks, of Maynard, Mass., a privately held company, in a stock transaction for approximately 26.8 million shares and options, valued at about $1.3 billion, based on the closing price of $50.13 for Lucent stock on July 24, 2000. This excludes the approximately 4 percent stake in Spring Tide that Lucent already owns.

                  "This acquisition gives us a leadership position in the IP services market. Spring Tide's people, technology and equipment will play a crucial role in our broadband Internet infrastructure strategy," said Janet Davidson, president of Lucent Technologies InterNetworking Systems business. "Businesses are increasingly turning to broadband service providers to provide IP services rather than managing them on their own internal corporate networks. Spring Tide's solution helps service providers deliver more value from their networks by providing these new advanced IP services to their customers, regardless of whether they connect by DSL, cable, wireless or traditional wireline voice networks."

                  Lucent expects the acquisition of Spring Tide, which will be accounted for as a purchase, to be completed by September 30, 2000. The purchase is expected to result in a one-time charge against earnings for an accounting write-off assigned to in-process research and development, which will be taken in the quarter in which the acquisition is completed. The acquisition is expected to dilute Lucent's pro forma earnings per share for continuing operations(1) by about one cent in fiscal 2001.

                  "As a leader in the burgeoning IP services market, Spring Tide expects to be a key contributor to the Lucent data networking portfolio," said Allan Wallack, Spring Tide president and chief executive officer. Wallack will stay on with Lucent, as will Spring Tide's founder and chief technology officer Steve Akers and founder and vice president of business development Stephen Collins. Spring Tide will become part of Lucent's InterNetworking Systems Group.

SPRING TIDE DELIVERS STRATEGIC SOLUTIONS FOR BUSINESS QUALITY, PUBLIC IP NETWORK

                  Logically positioned in the new "services" layer of the public IP network infrastructure, Spring Tide's solutions will map advanced IP services, created at the network edge, across the intelligent optical core. Today's $660 million IP services equipment market will increase to $1.6 billion over the next year, and exceed $5 billion by 2003, according to the estimates of Ryan Hankin Kent, a leading analyst firm.

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                  Spring Tide's flagship product, the IP Service Switch 5000, delivers value-added, business-quality, IP services like virtual private networks (VPNs), managed firewalls, voice and multimedia services - all over a reliable, public packet network infrastructure. By leveraging high performance service switching with a revolutionary control plane architecture, Spring Tide solutions enable the industry's broadest portfolio of highly-available IP services across any kind of access media, on a massive scale. Via its unique line-rate Pipelined PacketFlow(TM) design, the IP Service Switch 5000 has the industry-leading processing capacity to route tens of thousands of users simultaneously. The Spring Tide control plane architecture, based on a policy-driven model, radically improves service provisioning and delivery enabling carriers to offer "follow-me" services, accessible across any access media in the network on a massive scale - supporting millions of users.

                  Upside Magazine recently selected Spring Tide as one of its "Hot 100" private technology companies. The selection criteria included technological achievements, customer acceptance of product and services, financial performance and management savvy.

                  In December 1999, Lucent and Spring Tide entered into a worldwide original equipment manufacturer (OEM) agreement. As a result of the relationship, Lucent has secured contracts for the IP Service Switch 5000 with several customers including AT&T Wireless and ionex telecommunications. The IP Service Switch 5000 complements Lucent's portfolio of leading data networking products, including the Stinger(TM) DSL Access Concentrator, MAX TNT(TM) WAN and APX 8000(TM) Multiservice

Access Switches, AccessPoint(TM) routers, GX 550(TM), CBX 500(TM), and B-STDX 9000(TM) Multiservice WAN Switches. The IP Service Switch 5000 is fully supported by Lucent's NetworkCare(SM) support and services organization. Spring Tide's LightShip(TM) element management and provisioning system, will be integrated with Navis, Lucent's family of network and service management products.

ABOUT SPRING TIDE NETWORKS

                  Spring Tide is a leader in delivering IP service network equipment that allows communications carriers to offer the services of tomorrow, today. By leveraging high performance service switching with a revolutionary control plane architecture, Spring Tide solutions enable the industry's broadest portfolio of highly-available IP services across any kind of access media on a massive scale. Headquartered in Maynard, MA, Spring Tide is privately owned and venture-capital funded.

ABOUT LUCENT TECHNOLOGIES

                  Lucent Technologies, headquartered in Murray Hill, N.J., USA, designs and delivers the systems, software, silicon and services for next-generation communications networks for service providers and enterprises. Backed by the research and development of Bell Labs, Lucent focuses on high-growth areas such as broadband

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and mobile Internet infrastructure; communications software; communications semiconductors and optoelectronics; Web-based enterprise solutions that link private and public networks; and professional network design and consulting services.

                                      # # #

(1) Pro forma EPS from continuing operations excludes the enterprise networks business expected to be spun off, the consumer products business, amortization of goodwill and acquired technology and one-time events, including purchased in-process research and development.

This news release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining regulatory approval, price and product competition, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate acquired companies, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the Securities and Exchange Commission. Lucent disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.